Mail Stop 4561

      July 13, 2005

Steven K. Shevick
Senior Vice President, Finance and
Chief Financial Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, California 94043
(650) 584-5000

	Re:	Synopsys, Inc.
		Form 10-K: For the Year Ended October 30, 2004
		Filed January 12, 2005
		Form 10-Q: For the Quarterly Period Ended January 31,
2005
		Filed March 10, 2005
      Form 10-Q: For the Quarterly Period Ended April 30, 2005
		Filed June 2, 2005
		File No. 000-19807

Dear Mr. Shevick,

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Year Ended October 30, 2004

Item 9A. Controls and Procedures, page 100

1. We note your statements that "There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives". Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238,
available on our website at <http://www.sec.gov/rules/final/33-
8238.htm>.
2. We note your disclosure that your management, including the Chief
Executive Officer and Chief Financial Officer, concluded that the Company`s disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Form 10-Q for the Period Ended January 31, 2005

Note 11. Other Income (Expense), Page 9

3. We note that you corrected an error in accounting for a hedging transaction and that you reported this correction in the current period. Tell us why you believe that the error was not material to prior periods, and include your analysis under SAB 99. Furthermore, indicate whether the error is material to the current period.
Your
response should address SAB Topic 5(F). If material to the estimated annual amounts for the current period, the error should be corrected retroactively.




Form 8-K`s dated February 16, 2005 and May 13, 2005

4. We note your use of a non-GAAP measure in the Form 8-K`s noted above. Please note the following observations regarding your non-GAAP measures:

* We note that you present an entire statement of operations on a non-GAAP basis. The effect of this type of presentation creates more than one non-GAAP measure. For example, gross margin and operating income are now non-GAAP measures since they exclude "GAAP" items. As a result, you would have to explain the usefulness of each of those non-GAAP measures that is resulting from your presentation.

* We note that the non-GAAP measure you have presented excludes a number of recurring items. Demonstrate the usefulness of the non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance.
Refer to Question 8, of the Division of Corporation Finance`s June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Ensure that you adequately disclose why each of the recurring items excluded are not relevant in assessing performance.

* If you are able to overcome the burden of demonstrating its usefulness, ensure future uses of non-GAAP measures include all of the disclosures identified in Regulation G, Item 10 of Regulation S-X and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Form 8-K dated June 8, 2005

5. We note you disclose that the IRS proposed to assess a net tax deficiency of $476.8 million plus interest. We also note that you believe it is probable that additional payments will be made to resolve the matter, however, you cannot reasonably estimate the amount of any such additional payments. Tell us why you do not have the ability to estimate a range of loss and record either the minimum or the amount within the range. See paragraph 3 of FIN 14. Indicate whether you believe that you will have sufficient information to accrue an amount in your July 31, 2005 Form 10-Q.


*	*	*	*	*

      As appropriate, please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Steve Williams at (202) 551-3478 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.


							Sincerely,



							Stephen Krikorian
      						Accounting Branch Chief


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Stephen K. Shevick
Synopsys, Inc.
July 13, 2005
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